August 21, 2024

Tony Xu Han
Chief Executive Officer
WeRide Inc.
21st Floor, Tower A, Guanzhou Life Science Innovation Center
No. 51, Luoxuan Road, Guangzhou International Biotech Island
Guangzhou 510005
People   s Republic of China

       Re: WeRide Inc.
           Amendment No. 3 to Registration Statement on Form F-1
           Filed August 20, 2024
           File No. 333-281054
Dear Tony Xu Han:

     We have reviewed your amended registration statement and have the following comments.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to this letter, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our August 19, 2024 letter.

Amendment No. 3 to Registration Statement on Form F-1
VIE Consolidation Schedule, page 21

1. We note your response to prior comment 1. Please revise to make clear that Guangzhou
       Yuji Technology Co., Ltd is a related party controlled by a sibling of your CEO. Tell us when Guangzhou Yuji Technology Co., Ltd was formed and whether it is a mapping supplier to any other unrelated companies. Tell us whether WeRide Inc. or any of its insiders have significant economic or voting interests in Guangzhou Yuji Technology Co.,
       Ltd. Also, tell us when Mr. Han's sibling became the CEO of Guangzhou
Yuji
       Technology Co., Ltd.
 August 21, 2024
Page 2
2. Please revise your disclosure to clarify whether the decision to terminate the ICP License and the surveying and mapping business of the VIE was pursued for economic, strategic or regulatory reasons.
Risk Factors
We are subject to export control, sanctions, trade policies..., page 53

3. We note your disclosure that one of your suppliers was recently added to the U.S.
       Department of Defense   s list of Chinese Military Companies. Please
disclose the basis for
       your belief that such restriction would not have any impact on your ability to transact with that supplier.
Critical Accounting Estimates
Share-based compensation, page 130

4. We note your response to prior comment 9 and your statement that you "accounted for the modification of the vesting terms of the restricted share units as an accelerated
       vesting...the accelerated amount is the amount that would otherwise have been recognized for services received during the remainder of the vesting period if the modification had not occurred." Please explain to us your consideration of the accounting literature when determining this accounting. Specifically, tell us how you considered guidance in IFRS 2 that refers to effects of modifications that are beneficial to the employee. Provide us with a detailed analysis.
5. We note the exercise prices for shares issued in 2024 are significantly less than the fair value of your ordinary shares. Please prominently disclose these significant discounted issuances throughout your filing. Your disclosure should emphasize the discount(s)
       received, who received them, and the effect those discounted shares had and will continue to have to the financial statements and for new investors. Also, disclose the business reason for issuing stock-based compensation at a significant discount from the fair value of ordinary shares.
Transactions with Guangzhou Yuji, page 214

6. Please identify the sibling of Dr. Tony Xu Han and disclose whether your CEO or the
       Company holds a significant economic or voting interest in Guangzhou Yuji Technology
       Co., Ltd.
Notes to Consolidated Financial Statements
24. Subsequent events, page F-103

7. We note your response to prior comment 12. Referring to your basis in accounting literature:
           Tell us why you believe these issuances are a shareholder transaction that do not impact profit or loss.
           Provide us with a detailed analysis of how the issuance of ordinary shares to certain preferred shareholders for nominal consideration will impact your
stockholder   s
            equity, including if the new issuances will be recorded at fair value or at nominal par value.
           Also, tell us how you considered the EPS implication of this transaction.
 August 21, 2024
Page 3

       Please contact Inessa Kessman at 202-551-3371 or Robert Littlepage at 202-551-3361 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeff Kauten at 202-551-3447 or Larry Spirgel at 202-551-3815 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Technology
cc:   Haiping Li